SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

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Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6500

September 7, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Nicholas P. Panos
Adam Halper

Re:	Computer Horizons Corp. (the “Company” or “CHC”)
File No.: 0-07282

Dear Sirs and Madam:

Last night the Company received the Staff’s comments to its preliminary proxy filed on August 24, 2005.  As always, the Company appreciates the Staff’s assistance in connection with enhancing the overall disclosure of the Company’s filings.  The Company will endeavor to respond to the Staff’s comments as quickly as possible.  While the Company believes that the Commission is aware of the unique circumstances surrounding this filing and its previous filing (relating to a proposed merger that was not approved), it believes it important to reiterate a few points at this time in view of a serious potential emerging problem.

As the Staff will recall, the Company’s proxy relating to the proposed merger with Analysts International Corp. was cleared by the Commission in early August 2005 in respect of a special meeting of the shareholders that was held almost one month later on September 2, 2005.  After the Company’s preliminary filing and prior its receipt of clearance from the SEC, Crescendo Partners filed a competing proxy to have the merger defeated.  At or about this time, Crescendo also invoked the special meeting provision of the Company’s By-laws and sought to have a subsequent special meeting in order to have the shareholders vote on the removal of the entire Computer Horizon’s current Board of Directors without cause and the replacement thereof with Crescendo’s own slate of nominees.  Under the Company’s By-laws Crescendo had the right, within certain parameters, to specify the date for this meeting.  While Crescendo could have picked a variety of dates that would have been more conducive to shareholder

“reflection” for this second special meeting to remove the CHC Board, Crescendo chose the shortest possible time in which to have this meeting.

It is the date of this upcoming September 22 meeting as well as the breadth and timing of the Staff’s comments that may result in a situation of fundamental unfairness to all CHC’s shareholders.  While the Staff has always been accommodating in attempting to provide a quick response and turnaround in order to enable CHC ( and presumably Crescendo) to reach CHC’s shareholders in a timely fashion, the Company has a current concern relating to the timing of competing proxy solicitations in view of the following:  (i) the length and breadth of the Staff’s comments of last night; (ii) the possibility the Staff may need time to reflect upon the Company’s response to those comments and (iii) the Company’s anticipation of Crescendo continuing to attack various aspects of the Company’s filings.  The Company is concerned that there may be insufficient time to have its proxy declared definitive so that it will be able to print and mail to its shareholders in sufficient time in advance of the September 22nd meeting for all shareholders to make an informed choice as to a very serious proposal, the removal of the entire Board of Directors of Computer Horizons Corp.

It now appears possible that due to a combination of facts — the August 19 preliminary proxy filing by Crescendo, the September 22 meeting date chosen by Crescendo, the breadth and timing of the SEC’s comments and the anticipated subsequent review by the Staff and ongoing attacks by Crescendo, that no Company proxy materials will be available for printing, mailing and review by the Company’s shareholders in any kind of timely fashion.  This fundamental unfairness would be compounded in the event Crescendo’s competing proxy is declared definitive while Computer Horizon’s proxy materials continue to be “tied up” in the SEC.  This would deny the Company’s shareholders a balanced presentation and create significant bias as to materials upon which the Company’s shareholders could base their decision.  Given that Crescendo chose the meeting date and that Crescendo’s proxy continues to be misleading in a variety of ways (which the Company, and, we hope, the SEC, will continue to address), such a result would be egregious.  This result would not only be fundamentally unfair, but it would be inconsistent with the SEC view of allowing shareholders a fair opportunity to make an informed decision, and would in effect amount to a potential manipulation of the process by Crescendo.

The Company feels so strongly about this possible fundamental unfairness that it has asked that this letter be written to you and to seek your advice and guidance as to how to proceed in order that the CHC shareholders not be deprived of a fundamental right to receive full and fair disclosure in connection with so significant a decision as the removal of the entire Board without cause.

Very truly yours,

/s/ Robert Crane

RC/js		ROBERT CRANE
cc:	Bill Murphy
Mike Caulfield